Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six‑Month and Three‑Month Periods Ended June 30, 2019

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at June 30, 2019 and for the six-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The six‑month period ended June 30, 2019 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2018, which were attached to the Company’s Periodic Report for 2018 which was published on March 28, 2019 (Reference No.: 2019-01-026541), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2018”, respectively). The information included in the Periodic Report and the Consolidated Financial Statements is included herein by reference.

It is noted that, as at June 30, 2019, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as at June 30, 2019 (hereinafter – “the Interim Statements”) and Update of the Description of the Company’s Business as at June 30, 2019. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, Kenon Holdings Inc. (hereinafter – “Kenon”) is the Company’s controlling shareholder for the purposes of the Securities Law and the Companies Law. Kenon is a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity in Israel, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment and its areas of activity

The Company operates in a single reportable segment – generation and supply of electricity. In the framework of this area of activities, the Company is engaged in initiation, development, construction and operation of power plants and facilities for generation of electricity, and supply thereof to consumers. The Company’s electricity generation and supply activities concentrate on generation of electricity using conventional and cogeneration technologies. The Company owns two power plants: the Rotem Power Plant, is owned by OPC Rotem Ltd. (“Rotem”) (at the rate of 80%) and an additional shareholder (at the rate of 20%)1, which utilizes conventional generation technology and has an installed capacity of about 466 megawatts, as is shown in Rotem’s generation license; and the Hadera Power Plant, which is wholly owned by OPC Hadera Ltd. (“Hadera”), which is currently under construction and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts, as is shown in Hadera’s conditional license.

[1]
For details regarding negotiations with the other shareholder (Veridis – Power Plants Ltd.) for execution of a transaction, among other things, for acquisition of its holdings in Rotem – see Section 2 of the Update of the Periodic Report for 2018 with reference to the Description of the Company’s Business.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”) (the balance of the electricity needs of Hadera Paper is supplied by Rotem). As at June 30, 2019, the investments in the Hadera Power Plant and its infrastructures amounted to about NIS 846 million. Pursuant to the notification delivered by the construction contractor of the power plant being constructed by Hadera (hereinafter – “the Hadera Power Plant”), the completion date of the construction of the Hadera Power Plant is expected to be delayed beyond the third quarter of 2019. This estimate is based on the timetables provided in connection with replacement of an additional defective component found as part of the operation tests2. In light of that stated above, the Company’s management estimates that the commercial operation date will be in the fourth quarter of 20193. In July 2019, the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) approved, further to the decision of the Electricity Authority in June 2019, postponement of the milestone date for the commercial operation stated in Hadera’s conditional license to March 2020, in accordance with the Cogeneration Regulations4, and it was agreed with the lenders in the Hadera Loan Agreement (as this term is defined in the Periodic Report) to extend the commercial operation date provided in the Hadera Loan Agreement up to the end of March 2020. As at the date of this Report, the Company estimates that most of the costs deriving from the said delay, including lost profits, are expected to be covered by Hadera’s insurance policy. In addition, Hadera is entitled to compensation from the construction contractor pursuant to the construction agreement in respect of delay of the operation date. Considering that stated, in the Company’s estimation the said delay is not expected to trigger a variance from the Company’s estimate with reference to the construction cost of the Hadera Power Plant5 6. For additional details – see Note 5K to the interim financial statements.

[2]
See Sections 3, 8.2.4, 8.5.1.2, 8.14, 8.18 and 19.3.10 of the Periodic Report for 2018 for details regarding delays that occurred during the construction period of the Hadera Power Plant, including a prior component with the same defect. Based on the information provided by the construction contractor, as at the date of the report the source of the defect had been found. the said defects were replaced and the required treatments and actions are being carried out as part of the construction work.

[3]
For details regarding the arrangements provided as part of Hadera’s arrangements with its customers in connection with delays in the operation date stated in the agreements with them, including provision of a discount by the Company in the delay period – see Section 8.5.1.2 of Part A to the Periodic Report for 2018.

4 The Cogeneration Regulations in the Electricity Sector (Cogeneration), 2004. Postponement of the commercial operation date in the conditional license was approved, as stated, without foreclosure of the guarantee. For details – see that stated in Section 8.2.4 of Part A to the Periodic Report for 2018.
[5]	See the above-mentioned sections in the Periodic Report for 2018.
[6]
It is hereby clarified that that stated above, including regarding the updated expected date of commercial operation of the Hadera Power Plant, coverage of the costs deriving from the delay in the commercial operation of the Hadera Power Plant (including lost profits) and receipt of compensation and/or regarding the estimate that no significant variance is expected compared to the Company’s estimate regarding the construction cost of the power plant, includes “forward‑looking” information, as defined in the Securities Law, 1968, which is based on the Company’s estimates as at the date of this report, and regarding which there is no certainty of its actual realization. As a practical matter, the date of commercial operation of the Hadera Power Plant could be delayed even beyond the fourth quarter of 2019 and the actual construction cost might be higher than the estimate – this being as a result of, among other things, delays in completion of the construction work and the operation of the power plant and/or due to additional breakdowns and technical failures and/or owing to occurrence of any of the risk factors involved with the construction of the power plant or in the Company’s activities. In addition, if compensation is not received for the full amount of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact of the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 to Part A of the Periodic Report for 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

In addition, in April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid‑up share capital of Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power station running on natural gas using cogeneration technology in an open cycle (“the Pikrit Station”) having a capacity of about 396 megawatts located proximate to the Plugot intersection (“the Zomet Project”). In January 2019, the Company signed an agreement with the private shareholders of Zomet, for which 5% of the shares are held (“the Sellers”)7, whereby the Sellers will sell their shares in Zomet to the Company, in increments, on a number of dates and subject to fulfillment of milestones provided in the sale agreement. In April 2019, the conditional license for construction of the power plant for a period of 66 months was delivered to Zomet, this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of Energy and after Zomet deposited a guarantee as required. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. It is emphasized that as at the date of this report, the Zoment project is subject to fulfillment of various conditions and actions that have not yet been fulfilled, including among others, assurance of the ability to output electricity from the site, receipt of a connection study, obtaining building permits and completion of a financial closing by the required date. Furthermore, completion of the Zomet project is subject to completion of a financial closing at the time required, among other things, under Arrangement 914, as stated in Section 8.17.1 to Part A (Description of the Company’s Business) to the Periodic Report for 2018, which as at the date of this report is January 1, 2020.

Regarding approval of an addition to the amount of the required investment in order to bring Zomet to a position that will permit a financial closing – see Sections 8 and 9 to the update of the Description of the Company’s Business as at June 30, 2019.

In January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement.

In April 2019, sale of the shares of “the Idan Ofer Group” (as defined in the Business Concentration Outline) in Reshet Media Ltd. was completed, which was provided as a condition in the Business Concentration Outline, and as stated above a conditional license was issued to Zomet for construction of the power plant.

[7]	The shares of the Sellers in Zomet are held for them by a trustee.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

The Company expects to meet the conditions required for the completion of the Zomet project, including completion of the financial closing. However, as some of the conditions are dependent on factors outside the Company’s control, there is no certainty that the Zomet project will be completed. For additional details – see Section 2.3.1 to Part A (Description of the Company’s Business) in the Periodic Report for 2018, and Note 24A.6 to the Consolidated Financial Statements.

In June 2019, a wholly‑owned (100%) special purpose company (SPC) of the Company, OPC Alon Tavor Ltd., submitted a purchase bid as part of the tender for sale of the Alon Tavor Power Plant, which was published by Israel Electric Company (hereinafter – “the Tender”). Subsequent to the period of the report, the Company was informed that it was declared “Second Qualifier” pursuant to the Tender documents. For additional details – see Section 6 to the Update of the Description of the Company’s Business as at June 30, 2019. For details regarding the reform in the electricity sector and the outline for selling the generation sites of Israel Electric Company (IEC) – see Sections 7.8.3 and 7.8.4 to Part A (Description of the Company’s Business) in the Periodic Report for 2018.

In March 2019, a binding memorandum of understanding was signed for sale of the holdings of OPC Solar in Greenday (through which the Company operated with respect to initiation of projects in the area of generation of electricity using photovoltaic technology). In May 2019 the transaction was completed in accordance with the memorandum of understanding – this being, among other things, after receipt of approval of Supervisor of Economic Competition. On the completion date of the transaction, OPC Solar received part of the consideration, in the amount of NIS 1.5 million, and in June 2019 it received an additional part of the consideration, in the amount of NIS 1.25 million. As stated in the Periodic Report for 2018, subject to fulfillment of conditions provided in the memorandum of understanding, OPC Solar may be entitled to additional consideration in respect of success, as defined in the memorandum of understanding. For details regarding the gain expected from the transaction – see Note 5F to the interim financial statements8. Upon completion of the transaction, the Company’s activities in the area of electricity generation activities using photovoltaic technology were sold. For additional details – see Section 3 to the Update regarding Description of the Company’s Business as at June 30, 2019.

In addition, the Company is advancing projects in the preliminary development stages. For details – see Section 8.2.6 of Part A (Description of the Company’s Business) in the Periodic Report for 2018.

In June 2019, the Company issued 5,179,147 of the Company’s ordinary shares of NIS 0.01 par value each (hereinafter – “the Allotted Shares”) to three institutional entities. The price of the Allotted Shares for each of the offerees was NIS 23.17 per share (the share price on the Stock Exchange at the end of the trading day preceding the issuance). The proceeds received from the issuance (gross) amounted to about NIS 120 million.

Subsequent to the date of the report, the Company received the arbitration decision, which rejected all of the contentions of Tamar Group against Rotem. The arbitration tribunal agreed with Rotem’s position and ruled that Tamar Group is to pay Rotem the amount of $4.16 million for Rotem’s expenses in connection with the arbitration. It is noted that in light of that stated, Rotem is entitled to receive the amount it deposited in trust in respect of the dispute that is the subject of the above‑mentioned arbitration, in the amount of $21.75 million, plus interest from May 25, 2017 up to the date of payment to Rotem. For details – see Section 7 to Update of the Description of the Company’s Business as at June 30, 2019.

[8]
It is emphasized that the total maximum consideration expected for the Company from the transaction described and the expected profit from the transaction constitute “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will actually be realized, and that stated depends on, among other things, factors not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2019 (in thousands of NIS)

Category	6/30/2019	12/31/2018	Analysis

Current Assets

Cash and cash equivalents	378,885	329,950
Most of the increase stems from an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 265 million and the net proceeds from issuance of the Company’s shares, in the amount of about NIS 119 million.

This increase was partly offset by short‑term deposits made, in the amount of about NIS 95 million, deposits in long‑term restricted cash, in the amount of about NIS 54 million, current debt payments in Rotem, in the amount of about NIS 52 million, dividend payments, in the amount of about NIS 54 million, additional investments in construction of the Hadera power plant, in the amount of about NIS 29 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 24 million, repayment of debentures (Series A) (including interest), in the amount of about NIS 14 million, and investments in the Zomet project, in the amount of about NIS 13 million.

For further information – see the Company’s condensed consolidated statements of cash flows for the six‑month period ended June 30, 2019 included in the Interim Reports.

Short-term deposits and restricted cash	277,583	186,954
Most of the increase stems from short‑term deposits made, in the amount of about NIS 95 million. On the other hand, there was a decline due to exchange rate differences in respect of dollar deposits, in the amount of about NIS 5 million.

Trade receivables and accrued income	111,530	132,273
Most of the decline stems from the seasonal factor with respect to the sales, in the amount of about NIS 13 million, and from a decline in the balance due from Israel Electric Company, in the amount of about NIS 7 million.

Receivables and debit balances, including derivative financial instruments	54,221	41,243
Most of the increase stems from a balance due from the Hadera construction contractor, in the amount of about NIS 22 million, a balance due from Israel Electric Company, in the amount of about NIS 5 million, conditional consideration from sale of a subsidiary, in the amount of about NIS 2 million, and an increase in the prepaid expenses, in the amount of about NIS 2 million.

On the other hand, the increase was offset mainly by a decline in the balance of Value Added Tax (VAT) receivable, in the amount of about NIS 15 million, and a decrease in financial derivatives, in the amount of about NIS 3 million.

Total current assets	822,219	690,420

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2019 (in thousands of NIS) (Cont.)

Category	6/30/2019	12/31/2018	Analysis

Non-Current Assets

Long-term deposits and restricted cash	234,423	181,739
Most of the increase stems from a deposit in a debt service fund in accordance with the financing agreement for Rotem, in the amount of about NIS 27 million, an additional deposit in “owners’ guarantee reserve” in Rotem, in the amount of about NIS 14 million, a deposit in a debt service fund for the debentures (Series A), in the amount of about NIS 8 million, and a deposit in restricted cash relating to a guarantee provided in favor of the generation license in Zomet, in the amount of about NIS 5 million.

Long-term loans and prepaid expenses	88,025	88,351
The decrease stems from current amortization of deferred expenses of Rotem, in the amount of NIS 2 million.

On the other hand, there was an increase deriving from investments in infrastructures in Hadera, in the amount of NIS 1 million, which are classified as “long‑term prepaid expenses”.

Deferred tax assets, net	3,547	2,369

Long-term derivative financial instruments	15,740	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 5O to the interim financial statements.

Property, plant and equipment	2,408,873	2,422,960
Most of the decrease stems from depreciation on the property, plant and equipment in Rotem and Hadera (the Energy Center), in the aggregate amount of about NIS 54 million, and use of diesel oil in Rotem, in the amount of about NIS 22 million, pursuant to the instruction of the System Administrator.

The decrease was partly offset by an investment in construction of the Hadera Power Plant, in the amount of NIS 22 million, additions to the property, plant and equipment in Rotem, in the amount of about NIS 26 million, and an investment in the Zomet project, in the amount of about NIS 14 million.

Usage right asset	18,955	–	The increase derives from the first‑time application of IFRS 16. For additional details – see Note 3B to the interim financial statements.

Intangible assets	4,098	4,894

Total non-current assets	2,773,661	2,700,313

Total assets	3,595,880	3,390,733

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2019 (in thousands of NIS) (Cont.)

Category	6/30/2019	12/31/2018	Analysis

Current Liabilities

Current maturities of loans from banks	128,734	86,576
Most of the increase stems from update of the current maturities of loans and debentures in accordance with the repayment schedule, in the amount of about NIS 69 million.

The increase was partly offset by repayment of the senior debt in Rotem, in the amount of about NIS 20 million, and repayment of debentures (Series A) of the Company, in the amount of about NIS 7 million.

Trade payables	214,516	177,268
Most of the increase derives from an increase in the balance of suppliers with respect to acquisition of fuels, in the amount of about NIS 55 million, mostly due to the payment date being subsequent to the date of the report.

The increase was partly offset by a decline in the balance of suppliers relating to the construction in Hadera, in the amount of about NIS 10 million, and the balance due to Israel Electric Company, in the amount of about NIS 7 million.

Payables and other credit balances	31,847	24,049
Most of the increase derives from an increase in expenses payable, in the amount of about NIS 3 million, and a payable balance relating to acquisition of shares of Zomet, in the amount of about NIS 5 million.

Derivative financial instruments	12,227	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 5O to the interim financial statements.

Current maturities of long‑term liabilities in respect of a lease	2,378	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 3B to the interim financial statements.

Current taxes payable	–	3,669	The decrease is attributable to payment of the liabilities for taxes on income in Hadera.

Total current liabilities	389,702	291,562

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2019 (in thousands of NIS) (Cont.)

Category	6/30/2019	12/31/2018	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,807,784	1,828,121
Most of the decrease stems from update of the current maturities of Rotem, in the amount of about NIS 54 million.

On the other hand, there was an increase in interest and linkage differences in respect of balances of the senior debt of Hadera, in the amount of about NIS 19 million, which were accrued to the principal, and linkage of the senior debt of Rotem, in the amount of about NIS 15 million.

Debentures	267,593	282,883	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 15 million.

Long-term lease liabilities	16,513	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 3B to the interim financial statements.

Capital notes to related party	1,222	1,166

Employee benefits	177	177

Liabilities for deferred taxes, net	247,283	228,540	The increase stems from update of the deferred taxes as a result of the income for the period.

Total non-current liabilities	2,340,572	2,340,887

Total liabilities	2,730,274	2,632,449

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2019 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2019 (in thousands of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2019	6/30/2018	Analysis

Sales	658,614	650,801	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	454,232	446,253	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	54,241	52,950

Gross profit	150,141	151,598

Administrative and general expenses	31,528	24,079
Most of the increase derives from an increase in the expenses for professional services and legal fees, in the amount of about NIS 2 million, costs relating to the equity remuneration plan, in the amount of about NIS 2 million, an increase in the costs of salaries and wages, in the amount of about NIS 2 million. In addition, the increase stems from contributions, in the amount of about NIS 1 million, which were paid in the second quarter of 2019, compared with third quarter of 2018. Regarding reimbursement of expenses in respect of the Tamar arbitration – see Note 6 to the interim financial statements.

Other income, net	4,483	2,082	Most of the increase stems from a capital gain on sale of a subsidiary, in the amount of about NIS 2 million. For additional details – see Note 5F to the interim statements.

Operating income	123,096	129,601

Financing expenses, net	53,277	48,117
Most of the increase stems from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 10 million, mainly as a result of revaluation of a dollar deposit and financial derivatives.

On the other hand, there was a decrease, in the amount of about NIS 2 million, due to linkage of the senior debt in Rotem to the CPI, mainly due to application of an accounting hedge to the CPI transactions the Company entered into (for additional details – see Note 5O to the interim statements). In addition, there was a decrease in the interest payments, in the amount of about NIS 2 million, mainly as a result of current repayments of the senior debt in Rotem, and an increase in interest income on deposits, in the amount of about NIS 1 million.

Income before taxes on income	69,819	81,484

Taxes on income	18,060	22,567	The decrease derives from lower income in the first half of 2019 compared with the corresponding period last year.

Income for the period	51,759	58,917

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2019 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2019	6/30/2018	Analysis

Sales	304,915	301,077	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	230,682	226,629	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	27,411	26,673

Gross profit	46,822	47,775

Administrative and general expenses	14,575	12,340
Most of the increase derives from costs in respect of the equity remuneration plan, in the amount of about NIS 1 million, an increase in the costs of salaries and wages, in the amount of about NIS 1 million, and an increase in payment of contributions, in the amount of about NIS 1 million, regarding which in 2018 were paid in the third quarter.

The increase was partly offset by lower legal expenses, in the amount of about NIS 1 million.

Other income, net	3,482	2,107	Most of the increase stems from a capital gain on sale of a subsidiary, in the amount of about NIS 2 million. For additional details – see Note 5G to the interim statements.

Operating income	35,729	37,542

Financing expenses, net	34,414	32,866
Most of the increase in the net financing expenses stems from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 6 million, mainly as a result of revaluation of a dollar deposit and financial derivatives.

On the other hand, there was a decrease, in the amount of about NIS 2 million, due to linkage of the senior debt in Rotem to the CPI, mainly due to application of an accounting hedge to the CPI transactions the Company entered into (for additional details – see Note 5O to the interim statements). In addition, there was a decrease in the interest payments, in the amount of about NIS 1 million, mainly as a result of current repayments of the senior debt in Rotem.

Income before taxes on income	1,315	4,676

Taxes on income	465	2,525	The decrease derives from lower income in the first half of 2019 compared with the corresponding period last year.

Income for the period	850	2,151

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income, depreciation, capital expenditures and other accompanying expenses.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018

Sales	658,614	650,801	304,915	301,077
Cost of sales (less depreciation and amortization)	(454,232)	(446,253)	(230,682)	(226,629)
Administrative and general expenses (less
depreciation and amortization)	(30,569)	(23,587)	(14,230)	(11,929)
Other income	4,483	2,082	3,482	2,107
EBITDA	178,296	183,043	63,485	64,626

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem Power Plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018

Sales to private customers	1,991	1,973	1,022	1,000
Sales to the System Administrator	48	47	5	9
Total sales	2,039	2,020	1,027	1,009

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018

Generation of electricity	1,932	1,930	948	954
Purchase of electricity from the System
Administrator	107	90	79	55
Total sales	2,039	2,020	1,027	1,009

	For the Six Months Ended June 30
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	99.7%	1,890	100%	1,888
Hadera	92.1%	42	94.2%	42

	For the Three Months Ended June 30
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	99.3%	929	100%	936
Hadera	91.6%	19	92.8%	18

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018
	In Thousands of Tons

Generation of electricity	388	373	188	184

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018

Revenues from sale of energy generated to
private customers (1)	463,233	447,398	204,165	199,188
Revenues from sale of energy purchased for
private customers (2)	24,912	22,275	18,573	14,110
Revenues from private customers in respect of
infrastructures services (3)	134,035	147,085	66,656	72,561
Revenues from sale of energy to the System
Administrator (4)	5,622	5,339	550	1,081
Revenues from sale of steam (5)	30,812	28,704	14,971	14,137
Total revenues	658,614	650,801	304,915	301,077

TheCompany’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2019, as published by the Electricity Authority, is NIS 0.2909 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2018, the weighted‑average of the generation component tariff was NIS 0.2816 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the six‑month periods ended June 30, 2019 and 2018:

(1)
In the period of the report, there was an increase of about NIS 16 million in the revenues from sale of energy generated to private customers, deriving mainly from an increase in the generation component tariff.

(2)
An increase in the total sales of energy acquired from Israel Electric Company for private customers, in the amount of about NIS 3 million, stemming mainly from higher consumption by the customers, in the amount of about NIS 2 million, and an increase in the generation tariff, in the amount of about NIS 1 million.

(3)
Most of the decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 13 million, stems from a decline in the infrastructure tariffs in 2019, in the amount of about NIS 15 million, while on the other hand there was an increase of about NIS 2 million as a result of higher sales of energy.

(4)	In the first half of 2019, there was no significant change in the sales of energy to the System Administrator compared with the corresponding period last year.

(5)
The increase in the revenues from sale of steam, in the amount of about NIS 2 million, stems mainly from an increase in the quantity of the steam consumption, in the amount of about NIS 1 million, along with an increase in the steam price, in the amount of about NIS 1 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the three‑month periods ended June 30, 2019 and 2018:

(1)
In the second quarter of 2019, there was an increase of about NIS 5 million in the revenues from sale of energy generated to private customers, deriving mainly from an increase in the generation component tariff, in the amount of about NIS 6 million, while on the other hand there was a decrease in the total consumption by the customers, in the amount of about NIS 1 million.

(2)
An increase in the total sales of energy acquired from Israel Electric Company for private customers, in the amount of about NIS 5 million, stemming mainly from higher consumption by the customers, in the amount of about NIS 4 million, and an increase in the generation tariff, in the amount of about NIS 1 million.

(3)
Most of the decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 6 million, stems from a decline in the infrastructure tariffs in 2019, in the amount of about NIS 7 million, while on the other hand there was an increase of about NIS 1 million as a result of higher sales of energy.

(4)
Most of the decrease is the result of a decrease in the total amount of energy sold to the System Administrator, in the amount of about NIS 1 million, compared with the corresponding quarter last year.

(5)	The increase in the revenues from sale of steam, in the amount of about NIS 1 million, stems mainly from an increase in the quantity of the steam consumption along with an increase in the steam price.

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018

Gas and diesel fuel (1)	250,749	238,248	123,910	120,490
Expenses to IEC for infrastructure services and
purchase of electricity (2)	158,947	169,360	85,229	86,671
Gas transmission costs (3)	16,002	13,716	7,956	6,894
Operating expenses (4)	28,534	24,929	13,587	12,574
Total cost of sales (less depreciation and
amortization)	454,232	446,253	230,682	226,629

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2019	2018	2019	2018
	In Thousands of Tons

Gas consumption (MMBTU)	14,069,890	13,941,121	6,933,295	6,866,133
Average gas price (in dollars)	4.787	4.706	4.797	4.701

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the six‑month periods ended June 30, 2019 and 2018:

(1)	The increase in the gas costs, in the amount of about NIS 12 million, stems mainly from an increase in the generation component and the exchange rate of the dollar.

(2)
The decrease of about NIS 10, million in the expenses to Israel Electric Company in respect of infrastructure services and purchase of electricity, derives mainly from (a) a decrease in the expenses for infrastructure services, in the amount of about NIS 13 million, due to a decrease in the infrastructure tariffs in 2019 in the amount of about NIS 15 million offset by an increase of about NIS 2 million as a result of higher energy sales; and (b) an increase in the total purchases of electricity from Israel Electric Company for private customers, in the amount of about NIS 3 million.

(3)
Most of the increase in the gas transmission costs is the result of a higher fixed payment to payment Israel Natural Gas Lines due to expansion of the connection of the new PRMS facility in Hadera in May 2018.

(4)	Most of the increase stems from preparations and recruitment of personnel in contemplation of commercial operation of Hadera Power Plant.

For the three‑month periods ended June 30, 2019 and 2018:

(1)
An increase in the gas costs, in the amount of about NIS 3 million, due to: (a) an increase in the gas prices, in the amount of about NIS 4 million, owing to an increase in the exchange rate of the dollar and an increase in the generation component; and (b) offset by a decrease in the total amount generated, in the amount of about NIS 1 million.

(2)
The decrease of about NIS 1, million in the expenses to Israel Electric Company in respect of infrastructure services and purchase of electricity, derives mainly from (a) a decrease in the expenses for infrastructure services, in the amount of about NIS 6 million, due to a decrease in the infrastructure tariffs in 2019 in the amount of about NIS 7 million offset by an increase of about NIS 1 million as a result of higher energy sales; and (b) an increase in the total purchases of electricity from Israel Electric Company for private customers, in the amount of about NIS 5 million.

(3)
Most of the increase in the gas transmission costs is the result of a higher fixed payment to Israel Natural Gas Lines due to expansion of the connection of the new PRMS facility in Hadera in May 2018.

(4)	Most of the increase stems from preparations and recruitment of personnel in contemplation of commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Six Months Ended
Category	6/30/2019	6/30/2018	Analysis

Cash flows provided by operating activities	265,122	232,712
Most of the increase stems from an increase in the working capital, in the amount of about NIS 22 million (mainly as a result of a lower number of gas payments in the first half of 2019 due to timing differences) and an increase in current operating activities, in the amount of about NIS 10 million.

For further information – see the Company’s interim statements of cash flows included in the interim reports.

Cash flows used in investing activities	(212,554)	(138,463)
Most of the increase derives from deposits in short‑term deposits, in the amount of about NIS 95 million, and deposits in restricted cash, net, in the amount of about NIS 48 million, mainly due to update of a debt service fund and a reserve for a shareholders’ guarantee in Rotem. In addition, there were higher purchases of diesel oil, in the amount of about NIS 13 million, owing to a higher use of diesel oil during the period, in accordance with the directives of the System Administrator.

The increase was offset by higher investments in Hadera, in the amount of about NIS 81 million, in the first half of 2018.

Cash flows used in financing activities	(3,551)	(117,416)
Most of the decrease stems from the proceeds from issuance of the Company’s shares, in the amount of about NIS 119 million, repayment of the senior debt in Rotem (including interest) was about NIS 20 million lower, and repayment of the Company’s debentures (Series A) (including interest) was about NIS 14 million lower, compared with the corresponding period last year. Moreover, in the first half of 2018, the debt of Zomet was repaid, in the amount of about NIS 18 million.

On the other hand, the Company distributed a dividend during the period, in the amount of about NIS 36 million, and lower withdrawals were made from the financing agreement framework for the Hadera project, in the amount of about NIS 22 million (in the first half of 2019 no withdrawals were made at all).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	6/30/2019	6/30/2018	Analysis

Cash flows provided by operating activities	74,486	138,775
Most of the decrease stems from a decrease in the working capital, in the amount of about NIS 76 million (mainly as a result of a lower number of gas payments in the second quarter of 2019 due to timing differences). On the other hand, there was an increase in the current operating activities, in the amount of about NIS 12 million

For further information – see the Company’s interim statements of cash flows for the three months ended June 30, 2019.

Cash flows used in investing activities	(167,855)	(64,165)
Most of the increase derives from deposits in short‑term deposits, in the amount of about NIS 94 million, and deposits in restricted cash, in the amount of about NIS 39 million, mainly due to update of a debt service fund and a reserve for a shareholders’ guarantee in Rotem. In addition, there were higher investments in property, plant and equipment in Rotem, in the amount of about NIS 15 million, mainly due to use of diesel oil, in accordance with the directives of the System Administrator, and higher investments in the Zomet project, in the amount of about NIS 9 million.

The increase was partly offset by lower investments in the second quarter of 2019 in Hadera, in the amount of about NIS 50 million, along with receipt of part of the proceeds from sale of Greenday, in the amount of about NIS 3 million.

Cash flows provided by (used in) financing activities	23,469	(98,160)
Most of the decrease stems from the proceeds from issuance of the Company’s shares, in the amount of about NIS 119 million, repayment of the senior debt in Rotem (including interest) was about NIS 10 million lower, and repayment of the Company’s debentures (Series A) (including interest) was about NIS 14 million lower, compared with the corresponding quarter last year. Moreover, in the second quarter of 2018, the debt of Zomet was repaid, in the amount of about NIS 13 million, and a higher dividend was paid to the holders of non‑controlling interests, in the amount of about NIS 3 million.

This increase was partly offset by distribution of a dividend during the second quarter of 2019, in the amount of about NIS 36 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at June 30, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (not including accrued
interest	1,254,257	663,109	286,745	–	1,222	2,205,333
Cash and cash equivalents
and short-term deposits	140,865	34,017	396,048	4,256	1,764	576,950
Restricted cash (including
debt service reserves)	210,964	6,256	91,616	5,105	–	313,941

Debt service reserves (out
of the restricted cash)	132,198	–	54,064	–	–	186,262

–	During the period of the report, Rotem repaid about NIS 20 million of its loans (the amount relates to principal only).

–	During the period of the report, the Company paid the amount of about NIS 7 million of the debentures (Series A) (the amount relates to principal only).

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (not including accrued
interest	1,259,452	644,253	293,875	–	1,166	2,198,746
Cash and cash equivalents	97,077	44,975	286,314	632	1,105	430,103
Restricted cash (including
debt service reserves)	172,546	6,459	89,535	–	–	268,540

Debt service reserves (out
of the restricted cash)	90,499	–	46,488	–	–	136,987

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at June 30, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (not including accrued
interest	1,300,326	535,269	304,798	–	1,111	2,141,504
Cash and cash equivalents	140,223	42,085	300,752	230	1,923	485,213
Short-term and long-term
deposits and restricted cash
(including debt service
reserves)	186,256	5,699	81,662	–	–	273,617

Debt service reserves (out
of the restricted cash)	106,552	–	42,664	–	–	149,216

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 5 and 6 to the interim financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the following contributions were approved:

–
The amount of NIS 1,000 thousand to “Password for Every Student”. “Password for Every Student” receives contributions also from parties related to indirect interested parties in the Company (for details – see Sections 2.3.1 and 7.3 to the Description of the Company’s Business in the Periodic Report for 2018). The Company’s CFO is a representative of the project’s Steering Committee without compensation.

–	The amount of NIS 150 thousand – to the “Nirim” Society.

–	The amount of NIS 150 thousand – to the “Rakhashay Lev” Society.

–	The amount of NIS 150 thousand – to the “Technoda Hadera Givat Olga” Society.

–	The amount of NIS 200 thousand – to the Society for Advancement of the Dimona Sport Club and Advancement of the Youth.

–	The amount of NIS 50 thousand – to the “Running to Give” Society. For the sake of good order, it is noted that a relative of the Company’s CEO serves as the Society’s CEO without remuneration.

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 13, 2019